Exhibit 99.4

Final Term Sheet

Final Term Sheet dated June 5, 2014

This term sheet supplements the Rights Offering Underwriting Agreement dated May 18, 2014 as amended by the Accession and Amendment Agreement to the Rights Offering Underwriting Agreement, the Agreement among Managers and the Contribution Agreement dated May 21, 2014 (“Underwriting Agreement”). Based on Article 1(2) of the Underwriting Agreement and the Reference Price (as defined in Article 1(2)(c) of the Underwriting Agreement) of € 29.715, the Subscription Price is hereby confirmed to amount to

€ 22.50 per New Share.

Additional information pursuant to Art 1(2)(f) of the Underwriting Agreement:

•	Number of New Shares: 299,841,985

•	Subscription Ratio: 18 : 5

•	Fractional amount excluded from shareholders’ subscription rights: up to 100,000

The final Commitments of the Underwriters are set forth in Annex A hereto.

Final Term Sheet

DEUTSCHE BANK AKTIENGESELLSCHAFT

/s/ Rainer Rauleder /s/ Thomas Michel

UBS LIMITED

/s/ Florian von Hardenberg /s/ Joachim von der Goltz
For itself and on behalf of the Underwriters

Final Term Sheet

Annex A

Final Commitments

Name of Underwriter	Number of New Shares
Joint Bookrunners

UBS Limited	26,133,529
Banco Santander, S.A.	26,133,528
Barclays Bank PLC	26,133,528
COMMERZBANK Aktiengesellschaft	26,133,528
Goldman Sachs International	26,133,528
J.P. Morgan Securities plc	26,133,528
ABN AMRO Bank N.V.	13,755,102
Banca IMI S.p.A.	13,755,102
Banco Bilbao Vizcaya Argentaria, S.A.	13,755,102
Citigroup Global Markets Limited	13,755,102
ING Bank N.V.	13,755,102
Mediobanca - Banca di Credito Finanziario S.p.A.	13,755,102
SOCIETE GENERALE	13,755,102
UniCredit Bank AG	13,755,102

Co-Lead Managers

Bankhaus Lampe KG	3,000,000
CREDIT AGRICOLE CORPORATE AND INVESTMENT BANK	3,000,000
DZ BANK AG Deutsche Zentral-Genossenschaftsbank	3,000,000
Jefferies International Limited	3,000,000
Mizuho International plc	3,000,000
NATIXIS	3,000,000
Nomura International plc	3,000,000
Raiffeisen Centrobank AG	3,000,000
RBC Europe Limited	3,000,000
Standard Chartered Bank	3,000,000
Wells Fargo Securities International Limited	3,000,000

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